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SEC MAIL RECEIVED FEB 2 8 2003 WASH. D.C. 187 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
[redacted]r response	12.00

ANNUAL AUDITED [redacted]
FORM X-17A-5
PART III

03001780

SEC FILE NUMBER
8- 21373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gabelli & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye	New York	10580-1422
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Zuccaro (914) 921-5088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert S. Zuccaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gabelli & Company, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director
Title

Notary Public

RENEE VADALA
Notary Public - State of New York
No. 5000071
Qualified in Westchester County
My Commission Expires Aug. 3, 20__

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Gabelli & Company, Inc.

(SEC No. 8-21373)

Year ended December 31, 2002
with Report of Independent Auditors

Gabelli & Company, Inc.

Statement of Financial Condition

December 31, 2002

Contents

Report of Independent Auditors 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Gabelli & Company, Inc.

We have audited the accompanying statement of financial condition of Gabelli & Company, Inc. as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gabelli & Company, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 18, 2003

Gabelli & Company, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 13,419,042
Investments in securities, at market value	13,545,266
Distribution fees receivable	1,633,524
Fixed assets, net of accumulated depreciation and amortization of $773,953	130,375
Prepaid expenses	103,237
Receivables from affiliates	458,843
Receivables from brokers	452,577
Other assets	1,552,430
Total assets	$ 31,295,294
Liabilities and stockholder's equity	
Compensation payable	$ 2,208,485
Payable to affiliates	323,047
Accrued expenses and other liabilities (including deferred tax assets of $34,523)	8,833,118
Total liabilities	11,364,650
Stockholder's equity	19,930,644
Total liabilities and stockholder's equity	$ 31,295,294

See accompanying notes.

Gabelli & Company, Inc.

Notes to Statement of Financial Condition

December 31, 2002

A. Organization

Gabelli & Company, Inc. (the "Company") is a wholly-owned subsidiary of Gabelli Securities, Inc. (the "Parent"), which, in turn, is a majority-owned subsidiary of Gabelli Asset Management Inc. ("GBL"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange member firms on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

B. Significant Accounting Policies

Cash Equivalents

The Company generally classifies money market funds and other highly liquid investments with a maturity of three months or less as cash equivalents.

Receivables from Brokers

Amounts receivable from brokers arise from the purchases and sales of securities.

Investments in Securities

Investments in securities, consisting primarily of common stocks, U.S. government obligations and mutual funds, are stated at quoted market values. All securities transactions are recorded on a trade date basis.

B. Significant Accounting Policies (continued)

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Gabelli Mutual Funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding 8 years, the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received. The amortization of theses charges are included in distribution costs. At December 31, 2002, there was $1,193,146 included in other assets for deferred sales commissions.

Depreciation and Amortization

Fixed assets and leasehold improvements are recorded at cost. The Company depreciates fixed assets using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Fair Values of Financial Instruments

The carrying amounts of all assets and liabilities, other than fixed assets, approximate their fair values.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

C. Related Party Transactions

At December 31, 2002, the Company had an investment in the Gabelli U.S. Treasury Money Market Fund, a mutual fund advised by Gabelli Funds, LLC, an affiliate of the Company, of $13,416,542, which is included in cash and cash equivalents in the statement of financial condition.

The Company serves as the principal distributor for mutual funds advised by Gabelli Funds, LLC and Gabelli Fixed Income, LLC (collectively, the "Funds' Adviser"). In connection with its role as principal distributor, the Company has distribution fees receivable of $1,633,524 at December 31, 2002.

At December 31, 2002, receivables from affiliates consisted of administrative expenses paid by the Company and payables to affiliates consisted primarily of amounts relating to expenses paid by GBL on the Company's behalf.

D. Investments in Securities

Investments in securities are recorded at quoted market value and consist of the following at December 31, 2002:

Mutual funds	$12,329,423
Common stocks	870,229
U.S. government obligations	345,614
Total	$13,545,266

All investment in securities are pledged to the clearing brokers on terms which permit those parties to sell or repledge the securities to others subject to certain limitations.

E. Retirement Plans

The Company participated in a qualified contributory employee profit sharing plan and an incentive savings plan (the "Plans"), each covering substantially all employees. Company contributions to the Plans are determined annually by the Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

F. Income Taxes

The Company accounts for income taxes under the liability method prescribed by Financial Accounting Standards Board Statement No. 109 ("FAS 109"). Under FAS 109 deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

The Company is included in the consolidated U.S. Federal income tax return of its Parent. Pursuant to a tax sharing agreement with its Parent, the Company's Federal income tax provision is equivalent to the total amount the Company would have recorded for such taxes had the Company filed on a stand-alone basis. The Company files separate state and local tax returns and, accordingly, has accrued a provision for such taxes. At December 31, 2002, the Company has $4,628,991 of federal income taxes payable, which is payable to the Parent, as the Parent pays for the Company's federal taxes.

Deferred income taxes relate principally to unrealized gains and losses on securities owned and other timing differences.

G. Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretations initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

As described in Note A, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2002, the total amount of customer balances subject to such indemnification was immaterial (i.e., margin debits). In accordance with applicable NYSE rules, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

H. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be $250,000. These requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital, as defined, of $13,491,025, exceeding the requirement by $13,241,025.